Exhibit (p)

[LETTERHEAD OF A.P. MANAGEMENT COMPANY, LLC]

June 18, 2015

Board of Trustees
Archstone Alternative Solutions Fund
360 Madison Avenue, 20th Floor
New York, New York 10017

To the Board of Trustees:

In order to provide the Archstone Alternative Solutions Fund (the "Fund") with initial capital so as to enable the public offering of shares of the Fund, A.P. Management Company, LLC (“Archstone”) is hereby purchasing from the Fund 10,000 shares of beneficial interest, par value $0.001 per share, of the Fund, at a purchase price of $10.00 per share.

Archstone represents and warrants that such purchase of shares is being made for investment purposes and not with a view towards the distribution thereof; and without any present intention of selling such shares.

Very truly yours,

A.P. Management Company, LLC

By:	/s/ Andrew Small
Name:	Andrew Small
Title:	Chief Financial Officer